Exhibit 21 - Subsidiaries of Registrant

State of Incorporation
Name of Subsidiary	or Organization

Your Community Bank	Indiana
CBSI Holdings, Inc.	Nevada
CBSI Investments, Inc.	Nevada
CBSI Investment Portfolio Management, LLC	Nevada
CBSI Development Fund, Inc.	Indiana
First Community Service Corporation	Indiana
Nelson Service Corporation	Kentucky

The Scott County State Bank	Indiana